UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In October 2008, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated September 22, 2008: Sanofi-aventis announces intention to raise offer for Zentiva to Czk 1150 in cash per share.

Exhibit 99.2	Press release dated September 22, 2008: Sanofi-aventis strengthens its position in the Dow Jones sustainability world index.

Exhibit 99.3	Press release dated September 23, 2008: FDA approves Nasacort AQ® Nasal Spray for children aged 2-5 years old.

Exhibit 99.4	Press release dated September 25, 2008: Sanofi Pasteur completes the acquisition of Acambis.

Exhibit 99.5	Press release dated October 21, 2008: Sanofi-aventis expands its R&D presence in China.

Exhibit 99.6	Press release dated October 23, 2008: Sanofi-aventis is complying with the EMEA’s recommendation to temporarily suspend the marketing authorisation of Acomplia® in obese and overweight patients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2008	SANOFI-AVENTIS

	By	/S/ Patricia Kodyra
Name: Patricia Kodyra
Title: Associate Vice President,
Corporate Law, Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated September 22, 2008: Sanofi-aventis announces intention to raise offer for Zentiva to Czk 1150 in cash per share.

Exhibit 99.2	Press release dated September 22, 2008: Sanofi-aventis strengthens its position in the Dow Jones sustainability world index.

Exhibit 99.3	Press release dated September 23, 2008: FDA approves Nasacort AQ® Nasal Spray for children aged 2-5 years old.

Exhibit 99.4	Press release dated September 25, 2008: Sanofi Pasteur completes the acquisition of Acambis.

Exhibit 99.5	Press release dated October 21, 2008: Sanofi-aventis expands its R&D presence in China.

Exhibit 99.6	Press release dated October 23, 2008: Sanofi-aventis is complying with the EMEA’s recommendation to temporarily suspend the marketing authorisation of Acomplia® in obese and overweight patients.

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